SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 7)

ASCENT PEDIATRICS, INC.
(Name of Issuer)

Common Stock,
$.00004 par value per share
(Title of Class of Securities)

    04362X101
(CUSIP Number)

Brian P. Friedman
FS Private Investments LLC
55 East 52nd Street, 37thFloor
New York, New York 10055-0002
(212) 409-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Private Investments LLC 13-3940694

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 10,403,647 -0- 10,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 3

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Furman Selz Investors II L.P. 13-3937561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 9,008,271 -0- 9,008,271

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,008,271

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONs (ENTITIES ONLY) FS Employee Investors LLC 13-3937563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 772,148 -0- 772,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 772,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FS Parallel Fund L.P. 13-3974766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 438,228 -0- 438,228

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,228

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 10,403,647 -0- 10,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 04362 X1 01	Page 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 10,403,647 -0- 10,403,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,403,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%

14	TYPE OF REPORTING PERSON* IN

          Except as otherwise defined herein, capitalized terms are used as defined in the most recent amendment to this Schedule 13D, Amendment No. 6, filed July 10, 2000.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended to add the following thereto:

          On August 7, 2000, the Funds advanced to the Company $1,500,000 under the Fourth Amendment, and the Company issued to the Funds Fourth Amendment Notes in the aggregate principal amount of $1,500,000 and Fourth Amendment Warrants to purchase up to 500,000 Depositary Shares.

Item 5.   Interest in Securities of the Issuer.

          Item 5(a) is hereby deleted in its entirety and restated as follows:

           (a)

                       Number of Shares        Shared         Shared          Sole        Sole
                       to be                   Voting         Investment      Voting      Investment  Percentage
Name                   Beneficially Owned      Power          Power           Power       Power       of Class

Private Investments     10,403,647            10,403,647     10,403,647         0           0            57.3

Investors                9,008,271             9,008,271      9,008,271         0           0            52.5

Employee Investors         772,148               772,148        772,148         0           0             7.4

Parallel Fund              438,228               438,228        438,228         0           0             4.3

Brian P. Friedman       10,403,647            10,403,647     10,403,647         0           0            57.3

James L. Luikart        10,403,647            10,403,647     10,403,647         0           0            57.3

        As of May 12, 2000, the Company had 9,764,158 Depositary Shares outstanding, each representing one share of Common Stock. This figure does not include outstanding warrants, options and securities convertible into Depositary Shares or shares of Common Stock.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2000

FURMAN SELZ INVESTORS II L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS EMPLOYEE INVESTORS LLC By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PARALLEL FUND, L.P. By: FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

FS PRIVATE INVESTMENTS LLC By: /s/ * Name: Brian P. Friedman Title: Managing Member

/s/ * Name: Brian P. Friedman

/s/ James L. Luikart Name: James L. Luikart

*      By:  /s/ Brian P. Friedman
                Brian P. Friedman